July 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Pamela Long
Assistant Director
Office of Financial Services

Re:	Stifel Financial Corp.
Registration Statement on Form S-4
Filed June 20, 2018
File No. 333- 225729

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stifel Financial Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, July 18, 2018, or as soon as possible thereafter.

Please contact Robert C. Azarow of Arnold & Porter, counsel to the Company, at (212) 836-7477 or via email at robert.azarow@arnoldporter.com, as soon as the Registration Statement has been declared effective, or if you have any questions concerning this request.

Very truly yours,

STIFEL FINANCIAL CORP.

By:	/s/ James M. Zemlyak
	Name:	James M. Zemlyak
	Title:	Co-President & Chief Financial Officer

STIFEL FINANCIAL CORP.

ONE FINANCIAL PLAZA | 501 NORTH BROADWAY | ST. LOUIS, MISSOURI 63102 | 314-342-2000 | WWW.STIFEL.COM